Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION
OF

VOLTA INC.

1.	The name of the corporation is Volta Inc. (the “Corporation”).

2.	The address of its registered office in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3.	The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

4.	The total number of shares of stock which the Corporation is authorized to issue is one thousand (1,000). All shares shall be common stock with a par value of $0.001 per share and are to be of one class.

5.	Unless and except to the extent that the by-laws of the Corporation (the “By-Laws”) shall so require, the election of directors of the Corporation need not be by written ballot.

6.	To the fullest extent permitted by law, a director of the Corporation, or any person serving as a director of another corporation at the request of this Corporation, shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to this Corporation (or such other corporation) or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the director derived an improper personal benefit. No amendment to, modification of or repeal of this paragraph 6 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

7.	The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the Corporation or, while a director, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or other entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation. Any amendment, repeal or modification of this paragraph 7 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

This Corporation shall have the authority to the full extent not prohibited by law, as provided in the By-Laws of this Corporation or otherwise authorized by the Board of Directors or by the stockholders of this Corporation, to purchase and maintain insurance in any form from any affiliated or other insurance company and to use other arrangements (including, without limitation, trust funds, security interests, or surety arrangements) to protect itself or any person who is or was a director, officer, employee or agent of this Corporation or serving at the request of this Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise or entity against any expense, liability or loss asserted against, or incurred by any such person in any such capacity, or arising out of his or her status as such, whether or not this Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

8.	In furtherance of, and not in limitation of, the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend, or repeal the By-Laws of the Corporation or adopt new By-Laws without any action on the part of the stockholders; provided that any By-Laws adopted or amended by the Board of Directors, and any powers thereby conferred, may be amended, altered, or repealed by the stockholders.

9.	The Corporation shall have the right, subject to any express provisions or restrictions contained in this Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) or the By-Laws, from time to time, to amend the Certificate of Incorporation or any provision hereof in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment hereof are conferred subject to such right.

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